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SEC FILE NUMBER
8- 49065

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 04 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

KD Offshore Fund, C.V.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Third Avenue, Suite 1000
(No. and Street)

New York,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glen M. Friedman — (212) 350-0262
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name — *if individual, state last, first, middle name*)

Julianaplein 38, P.O. Box 360,	Willemstad Curacao	Netherlands Antilles	
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glen M. Friedman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KD Offshore Fund, C.V., as of December 31, XXX 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Attorney-in-fact of KD Offshore N.V. the General Partner of KD Offshore Fund, C.V.

Title

Notary Public

KELLY RICE
Notary Public, State Of New York
No.01RI5077019
Qualified In New York County
Commission Expires May 19, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Assurance & Business Advisory Services
P.O. Box 360
Julianaplein 38
Willemstad - Curaçao
Netherlands Antilles
Telephone +599 (9) 430 0000
Facsimile +599 (9) 461 1118

To the Partners of
KD Offshore Fund, C.V.

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of KD Offshore Fund, C.V. (the "Fund") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Fund, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Fund does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Fund in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Fund is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Fund has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Fund's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Curaçao, February 28, 2002

PricewaterhouseCoopers

PricewaterhouseCoopers

KD Offshore Fund, C.V.

Statements of Financial Condition
As of December 31, 2001 and 2000



Assurance & Business Advisory Services
P.O. Box 360
Julianaplein 38
Willemstad - Curaçao
Netherlands Antilles
Telephone +599 (9) 430 0000
Facsimile +599 (9) 461 1118

To the Partners of
KD Offshore Fund, C.V.:

Report of Independent Accountants

In our opinion, the accompanying statements of financial condition, including the condensed schedules of investments present fairly, in all material respects, the financial position of KD Offshore Fund, C.V. (the "Fund") at December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits of the financial statements provide a reasonable basis for our opinion.

Curacao, February 28, 2002

PricewaterhouseCoopers

PricewaterhouseCoopers

	As of December 31, 2001	As of December 31, 2000
Assets		
Cash	$ 2,574	$ 1,624
Securities owned, held by the clearing broker, at market value	107,233,861	97,820,417
Bear Stearns preferred shares, at cost	-	15,000
Receivable from brokers and dealers	62,778,407	60,404,475
Dividends and interest receivable	335,369	107,131
Other assets	356	1,677
Total assets	$ 170,350,567	$ 158,350,324
Liabilities and Partners' Capital		
Securities sold, but not yet purchased, at market	$ 54,919,806	$ 59,313,369
Payable to brokers and dealers	-	915,967
Accounts payable and other liabilities	125,826	3,720,163
Total liabilities	55,045,632	63,949,499
Partners' capital	115,304,935	94,400,825
Total liabilities and partners' capital	$ 170,350,567	$ 158,350,324

The accompanying notes are an integral part of these financial statements.

KD Offshore Fund, C.V.
Condensed Schedule of Investments
December 31, 2001

	Market Value Long (Short)	Percent of Net Asset Value Long (Short)
Common Stocks		
Biotechnology	$ 4,711,357	4.1 %
	(3,803,770)	(3.3)
Financial Services & Insurance		
Dime Bancorp Inc.	9,922,000	8.6
Other	33,000	0.0
Washington Mutual	(6,754,185)	(5.9)
Other	(862,500)	(0.8)
Healthcare	4,017,426	3.5
	(2,838,945)	(2.5)
Manufacturing		
CR Bard	9,223,500	8.0
Other	9,552,036	8.3
Tyco International	(9,500,806)	(8.2)
Other	(7,517,277)	(6.5)
Medical/Pharmaceutical	(6,014,568)	(5.2)
Oil & Gas		
Mitchell Energy	12,555,241	10.9
Other	1,570,650	1.4
	(5,660,983)	(4.9)
Printing & Publishing	(1,454,925)	(1.3)
Real Estate		
USD Denominated	2,737,423	2.4
Non USD Denominated	1,010,669	0.9
Retail	(671,920)	(0.6)
Service Providers	(1,942,179)	(1.7)
Software	1,352,340	1.2
	(1,446,802)	(1.3)
Technology & Telecommunications	973,907	0.8
	(4,742,855)	(4.1)
Utilities	16,547,630	14.4
	(1,708,091)	(1.5)
Non USD Denominated	4,108,484	3.6
Other	4,412,393	3.8
Non USD Denominated	644,328	0.6
Common stocks owned	$ 83,372,384	72.5 %
Common stock sold, but not yet purchased	$ (54,919,806)	(47.8)%

The accompanying notes are an integral part of these financial statements.

KD Offshore Fund, C.V.
Condensed Schedule of Investments
December 31, 2001

	Market Value Long (Short)	Percent of Net Asset Value Long (Short)
Corporate Bonds		
Financial Services	$ 1,287,508	1.1 %
Healthcare	566,760	0.5
Manufacturing	1,336,500	1.2
Medical/Pharmaceutical	8,338,653	7.2
Oil & Gas	564,049	0.5
Printing & Publishing	2,251,299	2.0
Retail	981,750	0.9
Service Providers	2,002,080	1.7
Technology and Telecommunications	5,694,280	4.9
Corporate bonds owned	$ 23,022,879	20.0 %
Exchange Traded Equity Options:		
Exchange Traded Equity Options owned	$ 838,598 *	0.7 %
Exchange traded equity options	$ 838,598	0.7 %
Total securities owned held by the clearing broker	$ 107,233,861	93.2 %
Total securities sold, but not yet purchased	$ (54,919,806)	(47.8)%

*Exercise price is $10,696,000

The accompanying notes are an integral part of these financial statements.

KD Offshore Fund, C.V.
Condensed Schedule of Investments
December 31, 2000

	Market Value Long (Short)	Percent of Net Asset Value Long (Short)
Common Stocks		
Financial Services & Insurance		
USD Denominated		
Bank United	$ 6,409,624	6.8%
JP Morgan	5,699,288	6.0
Summit Banc	5,090,394	5.4
Other	4,833,108	5.1
Washington Mutual	(6,484,238)	(6.8)
Chase Manhattan Bank	(5,698,317)	(6.0)
Fleet Boston	(5,108,124)	(5.4)
Other	(4,930,963)	(5.2)
Non USD Denominated	4,263,432	4.5
	(4,299,416)	(4.6)
Food & Beverage Products		
Keebler Foods Co.	6,526,406	6.9
Other	5,695,963	6.0
	(2,722,716)	(2.9)
Manufacturing		
USD Denominated	12,654,838	13.4
General Electric	(4,780,136)	(5.1)
Other	(3,396,472)	(3.6)
Non USD Denominated	2,664,954	2.8
Media		
Harcourt General	5,720,000	6.1
Other	1,057,350	1.1
	(1,354,524)	(1.4)
Oil & Gas		
USD Denominated		
Texaco	5,864,600	6.2
Other	3,232,688	3.4
Chevron	(6,140,379)	(6.5)
Other	(2,415,000)	(2.6)
Non USD Denominated	2,276,706	2.4
Pharmaceutical	1,387,657	1.5
	(2,101,460)	(2.2)

The accompanying notes are an integral part of these financial statements.

KD Offshore Fund, C.V.
Condensed Schedule of Investments
December 31, 2000

	Market Value Long (Short)	Percent of Net Asset Value Long (Short)
Common stock (continued)		
Retail & Wholesale	$ 4,882,500	5.2 %
	(471,644)	(0.5)
Software	425,013	0.5
	(1,386,313)	(1.5)
Technology & Telecommunications	5,565,723	5.9
	(6,324,917)	(6.7)
Utilities	5,438,681	5.8
	(788,431)	(0.8)
Other	(809,069)	(0.9)
Common stocks owned	$ 89,688,925	95.0 %
Common stocks sold, but not yet purchased	$ (59,212,119)	(62.7)%
Corporate Bonds		
Interest	$ 308,000	0.3 %
Manufacturing	796,118	0.8
Media	1,308,785	1.4
Pharmaceutical	831,875	0.9
Retail	606,250	0.6
Service Providers	899,675	1.0
Software	1,505,000	1.6
Technology & Telecommunications	1,575,850	1.7
Corporate bonds owned	$ 7,831,553	8.3 %
Exchange Traded Equity Options:		
Exchange Traded Equity Options owned	299,939 *	0.3 %
Exchange Traded Equity Options sold, but not yet purchased	(101,250) **	(0.1)
Exchange traded equity options	$ 198,689	0.2 %
Total securities owned held by the clearing broker	$ 97,820,417	103.6 %
Total securities sold, but not yet purchased	$ (59,313,369)	(62.8)%

* Exercise price is $5,737,000
**Exercise price is ($1,907,750)

The accompanying notes are an integral part of these financial statements.

1. **Organization and Activities**

KD Offshore Fund, C.V. ("the Fund"), is a Netherlands Antilles limited partnership formed on January 1, 1996 to engage in risk arbitrage investing (i.e., investing in the securities of public companies which are the subjects of announced mergers) and the related trading of securities and options. The Fund also engages, to a lesser extent, in convertible securities arbitrage. The Fund is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

The General Partner of the Fund is KD Offshore N.V. ("KDOS"), a Netherlands Antilles corporation. The Investment Manager of the Fund is Kellner, DiLeo & Co., L.P. ("KDLP"), a Delaware limited partnership.

2. **Significant Accounting Policies**

Basis of presentation
The Fund's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America.

Financial instruments include derivative securities which are used for trading and hedging purposes. These instruments are recorded in the statements of financial condition at fair value at the reporting date with fair value determined by public quotations. Realized and unrealized changes in fair values are recognized in net gain on principal transactions in securities in the period in which the changes occur.

All other financial instruments are carried at values which approximate their fair values.

Securities transactions
Transactions in securities and the related revenues and expenses are recorded on a trade-date basis.

Securities owned and securities sold, but not yet purchased by the Fund, are stated at market value on the basis of exchange or broker quotations with unrealized gains and losses reflected in income.

Translation of foreign currencies
The accounts of the Fund are maintained in U.S. dollars. Assets and liabilities denominated in currencies other than the U.S. dollar have been translated at exchange rate prevailing at the report date. Revenues and expenses are translated at the then prevailing exchange rates.

Income taxes
Income taxes have not been provided for on profits of the Fund, as partners are individually liable for their own tax payments.

Use of estimates
The preparation of the statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the statements of financial condition. Actual results could differ from those estimates.

3. Securities Owned Held by The Clearing Broker, Securities Owned and Securities Sold, but Not Yet Purchased

As all of the Fund's securities owned are deposited with a clearing broker, the clearing broker has the right to re-hypothecate the securities.

4. Related Party Transactions

KDLP provides investment management and administrative services to the Fund. Some of the members of the General Partner of KDLP are also members of Kellner, DiLeo Investments, L.L.C., the Special Limited Partner of the Fund which in turn owns 100% of KDOS, the General Partner of the Fund.

5. Significant Agreements

The Fund has appointed KDLP to serve as investment adviser. The Fund pays the investment adviser, through the General Partner, a fee for portfolio management services at the rate of 1.5% per annum, payable quarterly in arrears, based on the net asset value of the Fund (the "Management Fee").

KDLP also provides administrative services to the Fund. KDLP is reimbursed for all expenses incurred in connection with the provision of services to the Fund. As stipulated in the KDLP service agreement, KDLP receives a monthly fee based upon the average net assets of the Fund subject to an annual minimum of $33,000.

In addition, the Fund may obtain services from Marketing Representatives ("MR") who refer investors to the Fund. The referral fees payable by the Fund to the MR are allocated to the Special Limited Partner.

6. Net Capital Requirements

The Fund is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1 or "the Rule"), which requires the maintenance of minimum net capital. The Fund has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital, as defined, of $250,000. At December 31, 2001 and 2000, the Fund has net capital of $93,335,974 and $75,773,396, respectively, which exceeds requirements by $93,085,974 and $75,523,396, respectively.

Capital withdrawals expected within the six months following December 31, 2001 approximate $13 million.

The Fund is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii), since it has no customer accounts.

7. Financial Instruments

The Fund enters into transactions in derivative financial instruments with varying degrees of off-balance sheet risk as part of its normal proprietary trading activities and in order to reduce its exposure to market risk in connection with these activities. The values of these instruments are a function of the underlying securities values, volatilities, currency rates, interest rates and the credit worthiness of counterparties. These transactions include the purchases and sales of foreign currency forward contracts, option contracts and equity swap contracts. Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specified terms at specified future dates. Additionally, they expose the Fund to credit risk arising from potential inabilities of counterparties to perform under the terms of the contract.

Foreign currency forward contracts provide for the delivery of currency, with the seller agreeing to make delivery at a specified future date at a specified price. As a writer or holder of equity options, the Fund receives or pays premiums in exchange for bearing the risk of unfavorable changes in the prices of the securities underlying the options. Equity swap contracts involve agreements to exchange cash flows based on the total return on specific securities. Unrealized gains and losses on the foreign currency forward contracts and the equity swap contracts are reported on the statements of financial condition in amounts receivable from or payable to brokers and dealers.

A summary of the Fund's significant financial commitments at December 31, 2001 and 2000 follows:

	Contract Value
December 31, 2001	
Equity options written	
Calls	-
Puts	-
Equity options held	
Calls	$ 6,224,500
Puts	4,471,500
December 31, 2000	
Equity options written	
Calls	(1,907,750)
Puts	-
Equity options held	
Calls	5,449,500
Puts	287,500

A summary of the fair value of the Fund's derivative financial instruments follows:

	Fair Value As of December 31,	
	Long	Short
2001		
Equity options	$ 838,598	$ -
2000		
Equity options	299,939	(101,250)

The majority of the Fund's transactions relate to trading in quoted securities on national securities exchanges with a diverse group of corporate and institutional counterparties.

8. Bear Stearns Preferred Shares

The Fund purchased 10 shares of Series A Preferred Stock from Bear Stearns Securities Corp. ("BSSC") as part of a Joint Back Office ("JBO") agreement. The preferred stock is not publicly traded. As of December 2001, these shares are no longer held by the Fund, and the JBO agreement has been cancelled.

9. Receivable from and Payable to Brokers and Dealers

Receivable from and payable to brokers and dealers consists of balances on account at brokers and dealers, as well as pending trades. The Fund is subject to credit risk should the counterparty be unable to meet their obligation to the Fund.

10. Units

The Fund defined the unit per Limited Partner to have a value of $50.00 at the inception of the Fund. As of December 31, 2001 and 2000, the total number of units assigned to the Limited Partners is 1,082,575.14 and 825,333.75, respectively, with a net asset value of $106.36 and $105.49 per unit, respectively.

11. Subsequent Event

On January 2, 2002, the Fund spun off the convertible arbitrage portion of its portfolio into KD Offshore Convertible Arbitrage Fund, N.V. a newly formed investment vehicle that will specialize in convertible arbitrage investing. Approximately $4.7 million of capital was withdrawn by the Fund's partners and invested in KD Offshore Convertible Arbitrage Fund, N.V. The remaining capital of the Fund will be invested exclusively in merger arbitrage.